UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Resignation of Director

On December 27, 2022, Chahra Louafi submitted her resignation from the Board of Directors of VectivBio Holding AG (the “Company”), which resignation was effective immediately. Ms. Louafi’s resignation was not the result of any disagreement with the Company.

Incorporation by Reference

The Company hereby incorporates by reference the information contained in the body of this Report on Form 6-K into the Company’s registration statements on Form S-8 (File No. 333-255524) and Form F-3 (File Nos. 333-264653 and 333-265546) (including any prospectuses forming a part of such registration statements) and deems them to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

December 30, 2022	By:	/s/ Luca Santarelli
Luca Santarelli
Chief Executive Officer